UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2022

(Date of Report: Date of earliest event reported)

Middlefield Banc Corp.

(Exact name of registrant as specified in its charter)

Ohio

(State or other jurisdiction of incorporation)

001-36613

(Commission File Number)

34-1585111

(I.R.S. Employer Identification Number)

15985 East High Street

Middlefield, Ohio 44062

(Address of principal executive offices, including zip code)

(440) 632-1666

(Registrant’s telephone number, including area code)

(not applicable)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	MBCN	The NASDAQ Stock Market, LLC (NASDAQ Capital Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events

As previously announced, pursuant to an Agreement and Plan of Merger, dated as of May 26, 2022 (the “Merger Agreement”), by and among Middlefield Banc Corp. (the “Company”), MBCN Merger Subsidiary, LLC (“Merger Sub”), a wholly owned subsidiary of the Company, and Liberty Bancshares, Inc. (“Liberty”), Liberty will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving entity in the Merger (the “Merger”).

On October 24, 2022, the Company issued a press release announcing that all required regulatory approvals from the FDIC, the Federal Reserve Bank of Cleveland, and the Ohio Division of Financial Institutions have been received to complete the transactions contemplated by the Merger Agreement. The press release also reported that Institutional Shareholder Services, Inc. recommended that shareholders vote “FOR” the pending Merger with Liberty. A copy of the press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

The Merger remains subject to the approval by the shareholders of Liberty Bancshares, Inc. and the Company at their respective shareholder meetings to be held on November 1, 2022 and November 3, 2022, and the satisfaction or waiver of the remaining closing conditions set forth in the Merger Agreement. The Merger is expected to be completed during the fourth quarter of 2022.

Information about the Merger and Where to Find It

In connection with the proposed Merger, the Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. The joint proxy statement/prospectus included in the Registration Statement on Form S-4 should not be read alone, but should be read in conjunction with the other information regarding the Company, Liberty and the proposed Merger that is contained in, or incorporated by reference into, the Registration Statement on Form S-4.

Investors and security holders are able to obtain free copies of the Registration Statement on Form S-4 and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.middlefieldbank.bank or may be obtained from the Company by written request to Middlefield Banc Corp., 15985 East High Street, Middlefield, Ohio 44062, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The directors and executive officers of the Company may be deemed to be participants in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the directors and executive officers of the Company is available in its proxy statement filed with the SEC on April 5, 2022. Information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus included in the Form S-4 Registration Statement and other relevant materials filed with the SEC when they become available.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but rather statements based on Middlefield’s current expectations regarding the company’s business strategies and intended results and future performance. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not a guarantee of future performance and actual future results could differ materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Middlefield’s control. Numerous uncertainties, risks, and changes could cause or contribute to Middlefield’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, the possibility that the closing of the proposed transaction is delayed or does not occur at all because shareholder approval or other conditions to the transaction are not obtained or satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all; Middlefield’s failure to integrate Liberty Bancshares, Inc. and Liberty National Bank with Middlefield and The Middlefield Banking Company in accordance with expectations; deviations from performance expectations related to Liberty Bancshares, Inc. and Liberty National Bank; diversion of management’s attention on the proposed transaction; general economic conditions in markets where Middlefield and Liberty Bancshares, Inc. conduct business, which could materially impact credit quality trends; effects of the COVID-19 pandemic on the local, national, and international economy, Middlefield’s or Liberty’s organization and employees, and Middlefield’s and Liberty’s customers and suppliers and their business operations and financial condition; disruptions in the mortgage and lending markets and significant or unexpected fluctuations in interest rates related to COVID-19 and governmental responses, including financial stimulus packages; general business conditions in the banking industry; the regulatory environment; general fluctuations in interest rates; demand for loans in the market areas where Middlefield and Liberty conduct business; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition with regional and national financial institutions; and new service and product offerings by competitors and price pressures; and other factors disclosed periodically in Middlefield’s filings with the Securities and Exchange Commission (the “SEC”).

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this release or made elsewhere from time to time by Middlefield. Forward-looking statements speak only as of the date made, and Middlefield assumes no duty and does not undertake to update forward-looking statements.

Middlefield provides further detail regarding these risks and uncertainties in the latest Annual Report, including in the risk factors section of Middlefield’s latest Annual Report on Form 10-K, as well as in subsequent SEC filings, available on the SEC’s website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits. The following are furnished as exhibits to this Current Report on Form 8-K:

Exhibit Number	Description of Exhibit

99.1	Press Release dated October 24, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MIDDLEFIELD BANC CORP.

Date: October 24, 2022	/s/ James R. Heslop, II
President and CEO

Exhibit 99.1

15985 East High Street

P. O. Box 35

Middlefield, Ohio 44062

Phone: (440) 632-1666 Fax: (440) 632-1700

www.middlefieldbank.bank

PRESS RELEASE

Company Contact:	Investor and Media Contact:
James R. Heslop, II President & CEO Middlefield Banc Corp. (440) 632-1666 Ext. 3219 JHeslop@middlefieldbank.com	Andrew M. Berger Managing Director SM Berger & Company, Inc. (216) 464-6400 andrew@smberger.com

Middlefield Banc Corp. Receives Regulatory Approvals and

Favorable Recommendation from ISS

MIDDLEFIELD, Ohio, October 24, 2022 ◆◆◆◆ Middlefield Banc Corp. (“Middlefield” or the “Company”) (NASDAQ: MBCN), the bank holding company for The Middlefield Banking Company, today announced that it has received the necessary regulatory approvals to complete the proposed merger of Liberty Bancshares, Inc. (OTC Markets: LBSI) (“Liberty”). Middlefield also announced that Institutional Shareholder Services, Inc. (“ISS”) recommends that Middlefield shareholders vote in favor of the proposed merger transaction. ISS is widely recognized as a leading independent voting and corporate governance advisory firm. ISS analyses and recommendations are relied on by many major institutional investment firms, mutual funds and fiduciaries throughout North America.

On Friday, October 21, 2022, Middlefield received confirmation from the Federal Reserve Bank of Cleveland of a waiver of the obligation to file a bank holding company act application for approval of the acquisition of Liberty. The Ohio Division of Financial Institutions has issued approval for the merger of Liberty National Bank into The Middlefield Banking Company. All regulatory approvals required for completion of the merger have been received.

The meeting of Middlefield’s shareholders will be held at 9:00 a.m. ET, on November 3, 2022, in a virtual meeting format. The meeting of Liberty’s shareholders will be held at 5:00 p.m. ET on November 1, 2022, at Liberty’s Ada Office, 118 South Main Street, Ada, Ohio 45810.

Middlefield reminds those shareholders that have not yet voted to vote without delay “FOR” the merger and other proposals in the Company’s proxy statement for the special meeting of shareholders. If you need assistance, please contact Georgeson, Middlefield’s proxy solicitor, by calling toll-free at (866) 295-4321 or by email to egreene@georgeson.com.

About Middlefield Banc Corp.

Middlefield Banc Corp., headquartered in Middlefield, Ohio, is the bank holding company of The Middlefield Banking Company, with total assets of $1.35 billion at September 30, 2022. The Bank operates 16 full-service banking centers and an LPL Financial® brokerage office serving Beachwood, Chardon, Cortland, Dublin, Garrettsville, Mantua, Middlefield, Newbury, Orwell, Plain City, Powell, Solon, Sunbury, Twinsburg, and Westerville. The Bank also operates a Loan Production Office in Mentor, Ohio.

Additional information is available at www.middlefieldbank.bank

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but rather statements based on Middlefield’s current expectations regarding the company’s business strategies and intended results and future performance. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not a guarantee of future performance and actual future results could differ materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Middlefield’s control. Numerous uncertainties, risks, and changes could cause or contribute to Middlefield’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, the possibility that the closing of the proposed transaction is delayed or does not occur at all because shareholder approval or other conditions to the transaction are not obtained or satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all; Middlefield’s failure to integrate Liberty Bancshares, Inc. and Liberty National Bank with Middlefield and The Middlefield Banking Company in accordance with expectations; deviations from performance expectations related to Liberty Bancshares, Inc. and Liberty National Bank; diversion of management’s attention on the proposed transaction; general economic conditions in markets where Middlefield and Liberty Bancshares, Inc. conduct business, which could materially impact credit quality trends; effects of the COVID-19 pandemic on the local, national, and international economy, Middlefield’s or Liberty’s organization and employees, and Middlefield’s and Liberty’s customers and suppliers and their business operations and financial condition; disruptions in the mortgage and lending markets and significant or unexpected fluctuations in interest rates related to COVID-19 and governmental responses, including financial stimulus packages; general business conditions in the banking industry; the regulatory environment; general fluctuations in interest rates; demand for loans in the market areas where Middlefield and Liberty conduct business; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition with regional and national financial institutions; and new service and product offerings by competitors and price pressures; and other factors disclosed periodically in Middlefield’s filings with the Securities and Exchange Commission (the “SEC”).

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this release or made elsewhere from time to time by Middlefield. Forward-looking statements speak only as of the date made, and Middlefield assumes no duty and does not undertake to update forward-looking statements.

Middlefield provides further detail regarding these risks and uncertainties in the latest Annual Report, including in the risk factors section of Middlefield’s latest Annual Report on Form 10-K, as well as in subsequent SEC filings, available on the SEC’s website at www.sec.gov.

Other Information

In connection with the proposed merger, Middlefield has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Middlefield and a prospectus of Middlefield, as well as other relevant documents concerning the proposed transaction. The joint proxy statement/prospectus included in the Registration Statement on Form S-4 should not be read alone, but should be read in conjunction with the other information regarding Middlefield and the proposed merger that is contained in, or incorporated by reference into, the Registration Statement on Form S-4. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933.

The respective directors and executive officers of Middlefield and Liberty and other persons may be deemed to be participants in the solicitation of proxies from Middlefield and Liberty shareholders with respect to the proposed merger. Information regarding the directors and executive officers of Middlefield is available in its proxy statement filed with the SEC on April 5, 2022. Information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus included in the Form S-4 Registration Statement and other relevant materials filed with the SEC.

SHAREHOLDERS OF MIDDLEFIELD AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/POSPECTUS INCLUDED IN THE EFFECTIVE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS MIDDLEFIELD HAS FILED OR MAY FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, OR WHICH ARE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MIDDLEFIELD, LIBERTY BANCSHARES AND THE PROPOSED MERGER. Investors and security holders may obtain free copies of the Registration Statement on Form S-4 and other documents filed with the SEC by Middlefield through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Middlefield are available free of charge by accessing the “Investor Relations” section of Middlefield’s website at www.middlefieldbank.bank